Exhibits. Item 77 CO

RAF

A special meeting of the shareholders of RMR Asia Real
Estate Fund (the "Fund") was held on June 4, 2009 for shareholders to consider the reorganization of the Fund with RMR Asia Pacific Real Estate Fund. The results of the special meeting of shareholders of the Fund were:


Shareholders   Votes For
    Votes withheld
    Votes abstained


Common
       2,421,943.53
     41,672.53
        32,049.13